UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Blueprint Medicines Corporation

(Name of Subject Company)

Blueprint Medicines Corporation

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

09627Y109

(CUSIP Number of Class of Securities)

Kathryn Haviland

President and Chief Executive Officer

Blueprint Medicines Corporation

45 Sidney Street

Cambridge, Massachusetts 02139

(617) 374-7580

With copies to:

Stuart M. Cable, Esq.

Lisa R. Haddad, Esq.

James Ding, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Blueprint Medicines Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on June 17, 2025 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer by Rothko Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of SANOFI, a French société anonyme (“Parent”), to purchase any and all of the issued and outstanding Shares of the Company for (i) $129.00 per Share in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, plus (ii) one (1) non-transferable contractual contingent value right per Share, representing the right to receive contingent payments of up to an aggregate amount of $6.00 per Share in cash, without interest, upon the achievement of specified milestones on or prior to the expiration of the applicable milestone period set forth in the Contingent Value Rights Agreement described in further detail in the Schedule 14D-9, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent, Aventis Inc., a Pennsylvania corporation and wholly owned subsidiary of Parent and direct parent of Purchaser, and Purchaser with the SEC on June 17, 2025. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated therein by reference.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. Except to the extent specifically amended or supplemented as provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new section before the section entitled “Item 8. Additional Information — (h) Cautionary Note Regarding Forward-Looking Statements” on page 65:

“Final Results of the Offer and Completion of the Merger

The Offer and withdrawal rights expired at 5:00 p.m., Eastern Time, on July 17, 2025 (such date and time, the “Expiration Time”). Purchaser was advised by Continental Stock Transfer & Trust Company, which is the depositary and paying agent for the Offer, that, as of the Expiration Time, a total of 45,991,262 Shares had been validly tendered into and not validly withdrawn pursuant to the Offer, which Shares represented approximately 70.90% of the aggregate number of Shares then outstanding. Accordingly, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition. Purchaser has irrevocably accepted for payment, and has stated it will promptly pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns a number of Shares that is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of the Company. Pursuant to Section 251(h) of the DGCL, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Aventis and Purchaser intend to complete the acquisition of the Company through the Merger, as promptly as practicable and without a meeting of stockholders of the Company. At the Effective Time and as a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of the Company or owned by the Company or any direct or indirect wholly owned subsidiary of the Company immediately prior to the Effective Time, (ii) Shares held immediately prior to the Effective Time by Parent or any direct or indirect wholly owned subsidiary of Parent (other than Purchaser), (iii) Shares irrevocably accepted by Purchaser for purchase in the Offer and (iv) Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly exercised and perfected their respective demands for appraisal of such Shares in accordance with Section 262 of the DGCL) will be cancelled and converted into the right to receive the Offer Consideration, without interest and subject to any withholding of taxes required by applicable legal requirements. Following the Merger, the Shares will no longer be listed on the Nasdaq Global Select Market and will be deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2025	Blueprint Medicines Corporation

	By:	/s/ Kathryn Haviland
	Name:	Kathryn Haviland
	Title:	Chief Executive Officer